UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2026

AtomBeam Technologies Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-2545888
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1036 Country Club Dr, Suite 200

Moraga, CA 94556

(Full mailing address of principal executive offices)

(415) 404-9888

(Issuer’s telephone number, including area code)

In this semi-annual report, the term “AtomBeam” or “the Company” refers to AtomBeam Technologies Inc.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2026 (“Interim 2026") and the six-month period ended June 30, 2025 (“Interim 2025") should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this semi-annual report, and in conjunction with our audited consolidated financial statements in our annual report on Form 1-K filed on May 20, 2026. The consolidated financial statements included in this semi-annual report are those of AtomBeam Technologies Inc. and represent our entire operation. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2026 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make interim financial statements not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2026.

Overview

AtomBeam Technologies Inc. is a California-based software company with a sophisticated technology that has the potential to change the way machine/IoT data is transmitted and stored. The Company focused on engineering its software to be simple to install and use, including automating tasks otherwise performed manually. Other engineering work included the development of key features demanded by prospects and by the U.S. Department of Defense.

During the periods covered by this report, the Company primarily received revenue from two contracts: (i) a contract with the U.S. Air Force for the development of Neurcom, which was entered into in 2023 and under which all deliverables were completed and the final payment was received in February 2026, and (ii) a contract with the Space Development Agency, a unit of the U.S. Space Force, for the development of Neurpac entered into in 2023 (amended in September 2025 and again in March 2026). Under the Company’s contract with the Space Development Agency, the Company contracted to provide certain deliverables to the agency in exchange for total consideration of approximately $2.0 million to be paid in tranches upon completion of certain milestones from the commencement of the contract through December 31, 2026 (with each milestone providing for payments between $50,000 to approximately $520,000 upon completion). The Company received $241,974 from the U.S. Air Force contract during the six months ended June 30, 2025 and $120,987 during the six months ended June 30, 2026, and has received a total of $1,209,870 under this contract to date, representing all contemplated consideration to the Company under the contract. The Company received $100,000 in revenue from the Space Development Agency contract during the six months ended June 30, 2025 and $258,666 in revenue during the six months ended June 30, 2026, and expects to recognize the remaining amount of $618,917 under the contract in the fourth quarter of 2026 (for a total of $1,977,583 in revenues recognized under this agreement, assuming the final milestones are completed and payment is received by the Company).

The operating expenses for the Company consist of (i) cost of sales,  (ii) sales and marketing (iii) general and administrative, research and development and depreciation and amortization. General and administrative costs include the costs related to complete filings of patents to protect its intellectual property. Cost of sales consists primarily of labor costs, subcontractor fees, and other direct expenses incurred to fulfill government contracts.

The Company emphasizes its commitment to patenting its ideas because it believes an extensive portfolio of patents forms a valuable moat against competitors and makes the Company more attractive to a potential acquirer. The Company intends to continue devoting a significant part of its resources to continue building its patent position.

Restatement

In connection with the preparation of financial statements for the six months ended June 30, 2026, the Company identified errors in its previously issued unaudited interim financial statements as of and for the six months ended June 30, 2025. The errors relate to cash received on three government contract milestones recorded to common stock or applied against accounts receivable rather than recognized as revenue, advertising costs recorded as a reduction of additional paid-in capital that did not qualify as direct offering costs, understated patent amortization, and a platform overpayment recorded as equity rather than as a liability. Each error was corrected in the audited financial statements for the year ended December 31, 2025.

The effect on the previously issued interim financial statements is as follows. Only line items affected by the corrections are presented; subtotals and totals include amounts not separately shown.

Statement of Operations

	As Reported	Adjustment	As Restated
Revenues, net	$125,604	$261,275	$386,879
Selling and marketing	635,001	235,335	870,336
Depreciation and amortization	21,948	3,446	25,394
Total Operating Expenses	6,444,434	238,781	6,683,215

Net Loss from Operations	(6,318,830)	22,494	(6,296,336)

Interest income (expense)	63,993	4	63,997
Net loss	$(6,254,837)	$22,498	$(6,232,339)

Statement of Shareholders’ Equity

	As Reported	Adjustment	As Restated
Additional paid-in capital	$30,676,918	$(58,306)	$30,618,612
Accumulated deficit	(22,703,342)	22,498	(22,680,844)
Total shareholders’ equity (deficit)	$7,690,535	$(35,808)	$7,654,727

Statement of Cash Flows

	As Reported	Adjustment		As Restated
Net cash used in operating activities	$(7,094,016)	$(286,690)		$(7,380,706)
Net cash used in investing activities	(1,007,086)	(1	)*	(1,007,087)
Net cash provided by financing activities	4,903,130	286,691		5,189,821
Net change in cash and equivalents	$(3,197,972)	$-		$(3,197,972)

* Reflects rounding of amounts as previously reported to whole dollars; not an error correction.

The restatement had no effect on cash and cash equivalents at any date presented, no effect on the net change in cash and cash equivalents for the six months ended June 30, 2025, and no effect on accumulated deficit or total shareholders' equity as of December 31, 2024.

Results of Operations

The following tables and discussion should be read in conjunction with the information contained in our historical consolidated financial statements and the notes thereto included elsewhere in this filing.

Our summary of operating results for the Interim 2026 and Interim 2025 are as follows:

Interim 2026 Compared with Interim 2025

Revenues: The Company generated $381,019 in revenues for Interim 2026 — a 1.5% decrease compared to revenues of $386,879 for the Interim 2025. Substantially all of the Company’s revenue has been derived from two U.S. government contracts: one with the U.S. Air Force for the development of Neurcom, and one with the Space Development Agency, a unit of the U.S. Space Force, for the development of Neurpac. Of Interim 2026 revenues, $120,987 represents the final payment under the Air Force contract, which is now complete, and $258,666 represents a milestone completed under the Space Development Agency contract. The Company expects to recognize the remaining $618,917 under that contract as milestones are completed in 2026.

Cost of Sales: Cost of sales was $106,874 for the six months ended June 30, 2026 compared to $67,316 for the same period in 2025, an increase of $39,558. Cost of sales consists primarily of labor costs, subcontractor fees, cloud-related expenses and other direct expenses, including fees paid to the Company’s university research partner, incurred to fulfill government contracts. The increase was primarily the result of subcontractor costs required to deliver on milestones under our government contracts, partially offset by lower other direct costs, primarily cloud services, which fell from $15,815 in Interim 2025 to $5,751 in Interim 2026. Subcontractor fees were $101,123 for Interim 2026 compared to $51,501 for Interim 2025. As a percentage of revenues, cost of sales increased from approximately 17% of revenue for Interim 2025 to approximately 28% for Interim 2026. Cost of sales as a percentage of revenues for the year ended December 31, 2025 was higher than in either interim period, primarily because subcontracted research costs of $99,242 relating to milestones completed under the Air Force contract were billed in the second half of 2025.

Selling and Marketing: The Company incurred selling and marketing expenses of $540,654 for Interim 2026 — a 38% decrease compared to $870,336 for Interim 2025. Advertising costs included within selling and marketing expenses decreased significantly from $247,447 for Interim 2025 to $42,944 form Interim 2026, reflecting the Company’s decision to focus its paid advertising activity on fundraising related spending, which is treated as an offset against fundraising proceeds in our financial statements.

General and Administrative: General and administrative expenses were $4,857,104 for Interim 2026 – a decrease of 7% from $5,198,693 for Interim 2025. The decrease was driven by a $633,190 reduction in consulting costs as the Company moved engineering and corporate work in-house. This was partially offset by a $129,197 increase in salary compensation paid in Interim 2026.

Research and Development: Research and development expenses were $1,112,288 for Interim 2026, compared to $521,476 for Interim 2025 — a 113% increase. The increase was primarily the result of research and development personnel and consulting added during 2026 for further enhancements to Neurpac.

Depreciation and amortization: Depreciation and amortization expense was $78,744 for Interim 2026, compared to $25,394 for Interim 2025 – a 210% increase. The increase reflects higher amortization of the Company’s intangible assets as patents progressed from in-progress status to issued status and began amortizing over their 20-year useful lives, as well as additional depreciation on computer equipment purchased during 2025. Total depreciation expense was $13,702 and $3,747 for the six months ended June 30, 2026 and 2025, respectively. Total amortization expense was $46,942 and $21,647 for the six months ended June 30, 2026 and 2025, respectively. During the six months ended June 30, 2026, the Company wrote off $18,100 of capitalized patent costs related to applications it no longer intends to pursue.

Other Income. Total other income (comprised entirely of interest income in both periods) was $2,754 for Interim 2026, compared to $63,997 for Interim 2025. The decrease for Interim 2026 was largely as a result of a lower average cash balance.

Net Loss: As a result of the foregoing, the Company reported a net loss of $6,311,891 for Interim 2026, compared to a net loss of $6,232,339 for Interim 2025 – a 1.3% increase for Interim 2026.

Liquidity and Capital Resources

As of June 30, 2026, the Company’s cash on hand was $2,519,514. The Company requires the continued infusion of new capital to continue business operations. The Company has recorded losses since inception.  As of June 30, 2026, the Company had an accumulated deficit of $35,959,403.

The Company’s current capital resources have been generated primarily from financing activities including the issuance of shares to investors in the Company’s Regulation A, Regulation CF and Regulation D offerings. During 2025, the Company raised gross proceeds of approximately $11.5 million in its Regulation A and Regulation CF offerings. In addition, the Company sold approximately $950,000 in private placements. The Company previously sold convertible notes to raises funds, Company converted all remaining convertible notes in 2024. As of June 30, 2026, the Company had no outstanding convertible notes.

On January 30, 2026, the Company launched a Regulation A offering in which it is seeking to raise up to $21,735,000 from the sale of its common stock. StartEngine Primary, LLC was engaged to act as an underwriter of this offering. As of June 30, 2026, the Company had raised approximately $9,013,800 in this offering. From June 30, 2026 through the September 17, 2026 – the date the offering terminated - the Company raised approximately $6,185,235 in additional proceeds from this offering.

Between October 28, 2025 and March 5, 2026, the Company conducted a private placement pursuant to Regulation D, resulting in total gross proceeds of $2,634,147 and the issuance of 341,250 shares of common stock. Of this amount, $957,528 in gross proceeds and 122,513 shares of common stock were issued during Interim 2026.

These capital resources have made cash available to the Company for research and development and general operating purposes.

From 2023 to date, the Company has earned revenues primarily from two contracts: (i) a contract with the U.S. Air Force for the development of Neurcom, which was active from 2023 until April 2025, and (ii) a contract with the Space Development Agency, a unit of the U.S. Space Force, for the development of Neurpac entered into in 2023 (amended in September 2025 and again in March 2026). In the fourth quarter of 2026, the Company expects that it will have satisfied all milestones, and will have received all payments due to the Company under these agreements – and as such, the Company does not anticipate these will be a source of revenue after the fourth quarter of 2026. The Company continues to seek additional government contracts while also exploring commercial customers for its products.

The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

Indebtedness

Notes and Long Term Debt

The Company entered into multiple non-convertible promissory notes during 2020 and 2022 with an investor of the Company with a total principal of $450,000. The amount outstanding at both June 30, 2026 and December 31, 2025 was $450,000. The promissory notes accrue simple interest at a rate of 5.0% per annum, which is due upon the maturity date of each promissory note. All outstanding principal and accrued interest for the promissory notes was originally due in 2025. On April 3, 2026, the Company and the investor agreed to extend the maturity date of the promissory notes from December 31, 2026 to January 1, 2027. The stated interest rate and all other terms of the notes remained unchanged. The promissory notes are classified as noncurrent liabilities as of June 30, 2026. Accrued interest related to these promissory notes totaled approximately $116,781 and $105,623 as of June 30, 2026 and December 31, 2025, respectively, and is presented as accrued interest payable in the balance sheets.

The Company also holds an SBA Disaster Loan with the US Small Business Administration. The original SBA Disaster Loan was authorized in June 2020 for $8,400 and was subsequently amended in September 2021 to increase the total loan amount to $36,400. As of June 30, 2026 and December 31, 2025, the outstanding principal balances were $33,877 and $34,212, respectively. The SBA Loan accrues interest at a rate of 3.75% per annum, and with a maturity date of June 5, 2050.

Going Concern

AtomBeam is not yet profitable, which means that we rely upon funds from investors (along with any profits we make from our business) to pay for our operations. This is common for most startups, and the reason startups like AtomBeam raise money. Over time we aim to grow our revenue and manage our spending to become profitable, but until that happens our ability to stay in business is reliant upon our ability to raise money from investors.

As described in the notes our financial statements, the accompanying financial statements have been prepared on a “going concern” basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has incurred net losses since inception, including a loss of $6,311,891 for the six months ended June 30, 2026, and used $6,464,485 of cash in operating activities during that period, approximately $1,077,000 per month. Although the Company held $2,519,514 of cash and cash equivalents at June 30, 2026, it expects to continue to incur operating losses while it commercializes its technology. These factors raise substantial doubt about the Company’s ability to continue as a going concern for the twelve-month period following the date of issuance of these financial statements. If the Company is unable to raise additional capital or further reduce expenditures, it may be required to curtail or cease operations and could seek protection under applicable bankruptcy laws.

The purpose of this “Going Concern” statements is to alert investors to the fact that the Company does not have enough cash on hand to fund operations for the next 12 months. As such, the Company’s ability to stay in business (i.e., remain a “going concern”) relies on our ability to raise more money from investors.

Trend Information

AtomBeam is a participant in a highly competitive industry, AI-driven software technology. The Company’s data reduction products, Neurpac and Neurcom, are differentiated from standard, open-source compression products, but users must be convinced that Neurpac and Neurcom will offer them sufficient incremental benefits for them to adopt our technologies. Moreover, to be effective, the Company’s technologies must be deeply embedded in the hardware and software of end user devices and networks, which make the Company’s sales efforts more challenging compared to products that can be simply downloaded and installed as applications, such as cellular phone “apps”. For example, the Company released the SaaS Beta version of its Neurpac product in Q2 2024, and the production version of Neurpac was released in Q1 2025. The Company introduced its on-premise version of the Neurpac product in December 2025. The Company is now working to gain commercial customers for the on-premise product and will no longer support the SaaS version of the product. The Company relies upon the widely accepted view that, as greater amounts of data are generated, greater network capacity will commensurately be required, and the current array of options available to users of compression algorithms, particularly for IoT data, will be insufficient to satisfy the requirements of a significant number of these users. Such users, the Company believes, will be sufficiently interested in the potential value of the Company’s technologies to address their needs in ways that compression cannot. The Company also believes that early commercial adopters will be onboarded and opportunities for expansion may follow.

Economic uncertainty and shifting trade policies continue to affect the tech industry, including software companies. Tariffs, supply chain disruptions, and global market tensions can drive up costs and complicate international operations. At the same time, changes in labor and immigration policies may limit access to skilled talent. These challenges, along with fluctuating customer demand and investment trends, can make it harder to plan for sustained growth.

To date, most of our revenue has come through two government contracts, one of which has already concluded, and the other which will be completed by the end of 2026. The Company however has been actively marketing our products to prospective commercial customers. While the Company continues to work toward product adoption through direct sales and strategic partnerships, it also remains open to broader opportunities — including potential strategic transactions, investments, or an acquisition of the Company — that it believes could accelerate growth and assist with broader adoption of our products.

Item 2. Other Information

None.

Item 3. Financial Statements

ATOMBEAM TECHNOLOGIES INC.

(a Delaware corporation)

Financial Statements

For the six-month periods ended June 30, 2026 and 2025

ATOMBEAM TECHNOLOGIES INC.

CONDENSED BALANCE SHEETS

As of June 30, 2026 and December 31, 2025

Unaudited

	June 30, 2026	December 31, 2025
Assets
Current Assets:
Cash and cash equivalents	$2,519,514	$3,141,066
Accounts receivable, net	265,392	5,360
Prepaid expenses and other current assets	318,592	15,760
Total Current Assets	3,103,498	3,162,186
Property and equipment, net	103,848	90,595
Intangible assets, net	5,333,670	4,385,442
Total Assets	$8,541,016	$7,638,223
Liabilities and Shareholders' Equity (Deficit)
Current Liabilities:
Accounts payable	$176,614	$155,435
Notes payable, current	450,000	—
Accrued interest payable, current	116,781	—
Other current liabilities	715,219	589,359
Total Current Liabilities	1,458,614	744,794
Notes payable, noncurrent	—	450,000
Accrued interest payable, noncurrent	—	105,623
Government-backed loans payable	33,877	34,212
Total Liabilities	1,492,491	1,334,629
Shareholders' Equity (Deficit):
Common stock, par value $0.00001, 40,000,000 shares authorized, 20,197,208 and 19,351,140 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	202	194
Additional paid-in capital	43,517,419	36,216,701
Subscriptions receivable	(509,693)	(265,789)
Accumulated deficit	(35,959,403)	(29,647,512)
Total Shareholders' Equity (Deficit)	7,048,525	6,303,594
Total Liabilities and Shareholders' Equity	$8,541,016	$7,638,223

See Notes to the Condensed Financial Statements (Unaudited)

ATOMBEAM TECHNOLOGIES INC.

CONDENSED STATEMENTS OF OPERATIONS

For the six months ended June 30, 2026 and 2025

Unaudited

	June 30, 2026	June 30, 2025 (As Restated)
Revenues	$381,019	$386,879
Operating Expenses:
Cost of sales	106,874	67,316
Selling and marketing	540,654	870,336
General and administrative	4,857,104	5,198,693
Research and development	1,112,288	521,476
Depreciation and amortization	78,744	25,394
Total Operating Expenses	6,695,664	6,683,215
Loss from Operations	(6,314,645)	(6,296,336)
Other Income (Expense):
Interest income (expense)	2,754	63,997
Total Other Income (Expense)	2,754	63,997
Net Loss	$(6,311,891)	$(6,232,339)

See Notes to the Condensed Financial Statements (Unaudited)

ATOMBEAM TECHNOLOGIES INC.

CONDENSED STATEMENTS OF

SHAREHOLDERS’ EQUITY (DEFICIT)

For the six months ended June 30, 2026 and 2025

Unaudited

	Common Stock		Additional Paid-In	Subscriptions	Accumulated	Total Shareholders'
	Shares	Amount	Capital	Receivable	Deficit	Equity (Deficit)
Balance as of December 31, 2024	17,476,981	$175	$26,837,740	$(1,692,621)	$(16,448,505)	$8,696,789
Net loss	—	—	—	—	(6,232,339)	(6,232,339)
Issuance of common stock from fundraise, net of issuance costs	706,039	7	3,780,872	—	—	3,780,879
Collection of subscription receivable	—	—	—	1,409,398	—	1,409,398
Balance as of June 30, 2025 (As Restated)	18,183,020	$182	$30,618,612	$(283,223)	$(22,680,844)	$7,654,727

Balance as of December 31, 2025	19,351,140	$194	$36,216,701	$(265,789)	$(29,647,512)	$6,303,594
Net loss	—	—	—	—	(6,311,891)	(6,311,891)
Issuance of common stock from fundraise, net of issuance costs	846,068	8	7,180,619	—	—	7,180,627
Stock-based compensation	—	—	120,099	—	—	120,099
Subscriptions receivable activity	—	—	—	(243,904)	—	(243,904)
Balance as of June 30, 2026	20,197,208	$202	$43,517,419	$(509,693)	$(35,959,403)	$7,048,525

See Notes to the Condensed Financial Statements (Unaudited)

ATOMBEAM TECHNOLOGIES INC.

CONDENSED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2026 and 2025

Unaudited

	June 30, 2026	June 30, 2025 (As Restated)
Operating Activities
Net loss	$(6,311,891)	$(6,232,339)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	60,644	25,394
Stock-based compensation	120,099	—
Add patent write-offs	18,100	—
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(260,032)	100,000
(Increase) decrease in prepaid expenses and other current assets	(302,832)	(12,923)
Increase (decrease) in accounts payable	21,179	(466,113)
Increase (decrease) in other current liabilities	179,090	(805,883)
Increase (decrease) in interest payable	11,158	11,158
Net cash used in operating activities	(6,464,485)	(7,380,706)

Investing Activities
Purchases of fixed assets	(26,955)	(40,408)
Acquisition of intangible assets	(1,066,500)	(966,679)
Net cash used in investing activities	(1,093,455)	(1,007,087)

Financing Activities
Net proceeds from issuance of common stock	6,670,954	3,497,656
Proceeds / (repayment) of notes payable	(335)	(456)
Collection of subscription receivable	265,769	1,692,621
Net cash provided by financing activities	6,936,388	5,189,821

Net change in cash and cash equivalents	(621,552)	(3,197,972)

Cash and cash equivalents at beginning of period	3,141,066	8,500,580
Cash and cash equivalents at end of period	$2,519,514	$5,302,608

Noncash investing and financing activities
Receivable for common stock issuances	509,693	283,223

Supplemental cash flow information:
Cash paid for taxes	—	—
Cash paid for interest	2,135	642

See Notes to the Condensed Financial Statements (Unaudited)

ATOMBEAM TECHNOLOGIES INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

ATOMBEAM TECHNOLOGIES INC. (the “Company”) was organized in Delaware on August 17, 2017. The Company develops advanced software technology using machine learning to reduce the size of individual internet of things (IoT) data files.

In 2025, the Company continued its Regulation A offering and completed Regulation CF and Regulation D offerings to support operations. In January 2026, the Company launched a Regulation A Tier 2 offering targeting approximately $21,000,000 of gross proceeds. The Company has incurred net losses since inception, including a loss of $6,311,891 for the six months ended June 30, 2026, and used $6,464,485 of cash in operating activities during that period, approximately $1,077,000 per month. Although the Company held $2,519,514 of cash and cash equivalents at June 30, 2026, it expects to continue to incur operating losses while it commercializes its technology. These factors raise substantial doubt about the Company’s ability to continue as a going concern for the twelve-month period following the date of issuance of these financial statements. If the Company is unable to raise additional capital or further reduce expenditures, it may be required to curtail or cease operations and could seek protection under applicable bankruptcy laws.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are unaudited condensed interim financial statements prepared in accordance with U.S. GAAP for interim reporting. In the opinion of management, all normal, recurring adjustments considered necessary for a fair presentation have been included. These interim financial statements should be read together with the audited financial statements for the year ended December 31, 2025. The Company’s significant accounting policies are unchanged from those disclosed in the 2025 annual financial statements. Certain prior period amounts have been reclassified to conform to the current period presentation. Such reclassifications had no effect on previously reported net loss, total assets or shareholders' equity. Separately, the comparative figures for the six months ended June 30, 2025 have been restated to correct errors identified subsequent to their issuance; see Note 3.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of equity instruments, stock-based compensation, and deferred income tax assets.

Risks and Uncertainties

There have been no material changes to the Company’s risk factors since December 31, 2025.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

Revenue is recognized in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in determining the appropriate amount of revenue to be recognized under each agreement: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenue primarily through milestone-based contracts with government agencies. Each milestone represents a distinct performance obligation. Revenue is recognized at a point in time, upon formal government acceptance of the specific deliverable tied to the milestone. The transaction price consists of fixed contractual amounts for each milestone, with payment for each milestone due upon the formal government acceptance of the specific deliverable tied to each milestone.

Cost of sales consists primarily of labor costs, subcontractor fees, and other direct expenses incurred to fulfill government contracts. These costs are recognized in the same period as the related revenue, consistent with the Company’s policy to match contract costs with associated performance obligations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company’s cash and cash equivalents consist of funds held in the Company’s checking account.

Accounts Receivable

Consideration for the Company’s contracts with its government agency customers is paid at or near the date of formal government acceptance of each milestone. The Company held accounts receivable of $265,392 and $5,360 as of June 30, 2026 and December 31, 2025, respectively. Effective January 1, 2024, the Company adopted ASC 326, Financial Instruments-Credit Losses (“CECL”). Management estimates expected lifetime credit losses on accounts receivable using historical loss experience, the credit quality of its government customers, and forward-looking information such as federal budget appropriations. Based on this evaluation, the allowance for credit losses was $0 at both June 30, 2026 and December 31, 2025, and no receivables were written off during either period.

Advertising

The Company expenses advertising costs as they are incurred. Advertising costs, included in selling and marketing expenses, were $42,944 and $247,447 for the six months ended June 30, 2026 and 2025, respectively.

Convertible Instruments and Embedded Derivatives

The Company adopted ASU 2020-06 on January 1, 2024. All previously outstanding convertible notes were converted or otherwise settled in 2024, and the related embedded derivative liability was derecognized. At both June 30, 2026 and December 31, 2025, no derivative liabilities were outstanding.

Property and Equipment, Net

Property and equipment are recorded at cost less accumulated depreciation and amortization. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying amount exceeds the asset’s estimated fair value, an impairment charge is recorded. No impairment losses were recognized on the Company’s long-lived assets for the six months ended June 30, 2026 and 2025.

Intangible Assets, Net

Intangible assets primarily consist of capitalized legal and filing costs related to patents. Upon approval of a patent, these assets are amortized on a straight-line basis over their estimated useful lives, which are 20 years. Management evaluates intangible assets for impairment whenever indicators of impairment exist. Legal fees related to patents are capitalized in accordance with the Company’s policy.

Income Taxes

The Company maintains a full valuation allowance against its net deferred tax assets. For the six months ended June 30, 2026, the Company recorded no income tax provision due to operating losses and the valuation allowance. The Company applies ASC 740 to uncertain tax positions and had no material uncertain tax positions as of June 30, 2026.

Stock-Based Compensation

The Company estimates the fair value of its stock options granted to both employees and nonemployees using the Black-Scholes option-pricing model. The grant-date fair value of stock options is recognized as compensation expense on a straight-line basis over the requisite service period, which is typically four years.

The Company estimates the fair value of its restricted stock units (“RSUs”) granted as the fair value of the Company’s underlying common stock at the grant date. All of the Company’s RSUs vest upon the satisfaction of both a service-based vesting condition and a performance-based vesting condition. The fair value of RSUs with both service-based and performance-based vesting conditions is recognized as compensation expense using the accelerated attribution method beginning when the related performance condition is probable of occurring.

The fair value of common stock has been determined based upon a variety of factors, including the Company’s financial position and historical financial performance, and the observable price at which investors purchase shares of the Company’s common stock.

The interest rate used in the valuation was based on the US Treasury bond rate at the date of grant with a maturity approximately equal to expected term. The Company has estimated the expected term of its stock options using the “simplified” method, whereby, the expected term equals the arithmetic average of the vesting term and the original contractual term of the option due to its lack of sufficient historical data.

Expected volatility for the Company’s common stock was based on an average of the historical volatility of a peer group of similar public companies. The assumed dividend yield is based on the Company’s expectation of not paying dividends in the foreseeable future.

The Company records forfeitures when they occur for all share-based payment awards.

NOTE 3 – RESTATEMENT OF PREVIOUSLY ISSUED INTERIM FINANCIAL STATEMENTS

In connection with the preparation of these financial statements, the Company identified errors in its previously issued unaudited interim financial statements as of and for the six months ended June 30, 2025. The errors relate to cash received on three government contract milestones recorded to common stock or applied against accounts receivable rather than recognized as revenue, advertising costs recorded as a reduction of additional paid-in capital that did not qualify as direct offering costs, understated patent amortization, and a platform overpayment recorded as equity rather than as a liability. Each error was corrected in the audited financial statements for the year ended December 31, 2025. The effect on the previously issued interim financial statements is as follows. Only line items affected by the corrections are presented; subtotals and totals include amounts not separately shown.

Statement of Operations

	As Reported	Adjustment	As Restated
Revenues, net	$125,604	$261,275	$386,879
Selling and marketing	635,001	235,335	870,336
Depreciation and amortization	21,948	3,446	25,394
Total Operating Expenses	6,444,434	238,781	6,683,215

Net Loss from Operations	(6,318,830)	22,494	(6,296,336)

Interest income (expense)	63,993	4	63,997
Net loss	$(6,254,837)	$22,498	$(6,232,339)

Statement of Shareholders’ Equity

	As Reported	Adjustment	As Restated
Additional paid-in capital	$30,676,918	$(58,306)	$30,618,612
Accumulated deficit	(22,703,342)	22,498	(22,680,844)
Total shareholders’ equity (deficit)	$7,690,535	$(35,808)	$7,654,727

Statement of Cash Flows

	As Reported	Adjustment		As Restated
Net cash used in operating activities	$(7,094,016)	$(286,690)		$(7,380,706)
Net cash used in investing activities	(1,007,086)	(1	)*	(1,007,087)
Net cash provided by financing activities	4,903,130	286,691		5,189,821
Net change in cash and equivalents	$(3,197,972)	$-		$(3,197,972)

* Reflects rounding of amounts as previously reported to whole dollars; not an error correction.

The restatement had no effect on cash and cash equivalents at any date presented, no effect on the net change in cash and cash equivalents for the six months ended June 30, 2025, and no effect on accumulated deficit or total shareholders' equity as of December 31, 2024.

NOTE 4 – PROPERTY AND EQUIPMENT, NET AND INTANGIBLE ASSETS, NET

Property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives. Intangible assets primarily consist of capitalized legal and filing costs related to patents; approved patents are amortized on a straight-line basis over their estimated useful lives, while pending patents are not amortized. These policies are unchanged from year-end.

As of June 30, 2026, property and equipment, net was $103,848. As of December 31, 2025, property and equipment, net was $90,595. As of June 30, 2026, intangible assets, net were $5,333,670. As of December 31, 2025, intangible assets, net were $4,385,442.

Total depreciation expense was $13,702 and $3,747 for the six months ended June 30, 2026 and 2025, respectively. Total amortization expense was $46,942 and $21,647 for the six months ended June 30, 2026 and 2025, respectively. During the six months ended June 30, 2026, the Company wrote off $18,100 of capitalized patent costs related to applications it no longer intends to pursue.

NOTE 5 – DEBT

Convertible Notes Payable

The Company’s historical convertible notes were converted during 2024. As a result, no convertible notes were outstanding and the related derivative liability was derecognized. No new convertible notes were issued during the six months ended June 30, 2026.

Promissory Notes

The Company entered into multiple non-convertible promissory notes during 2020 and 2022 with an investor of the Company with a total principal of $450,000. The investor is also a related party. The amount outstanding at both June 30, 2026 and December 31, 2025 was $450,000. The promissory notes accrue simple interest at a rate of 5.0% per annum, which is due upon the maturity date of each promissory note. All outstanding principal and accrued interest for the promissory notes was originally due in 2025. On April 3, 2025, the Company and the investor agreed to extend the maturity date of the promissory notes from December 31, 2025 to January 1, 2027. The stated interest rate and all other terms of the notes remained unchanged. The promissory notes are classified as current liabilities as of June 30, 2026, as they mature on January 1, 2027.

Accrued interest related to these promissory notes totaled approximately $116,781 and $105,623 as of June 30, 2026 and December 31, 2025, respectively, and is presented as accrued interest payable in the balance sheets.

SBA Loan

The Company also holds an SBA Disaster Loan with the US Small Business Administration. As of June 30, 2026 and December 31, 2025, the outstanding principal balances were $33,877 and $34,212, respectively. The SBA Loan accrues interest at a rate of 3.75% per annum, and with a maturity date of June 5, 2050.

NOTE 6 – COMMON STOCK

The Company is authorized to issue up to 40,000,000 shares of common stock, with a par value of $0.00001 per share. The Company has a single class of common stock, and each share is entitled to one vote. As of June 30, 2026 and December 31, 2025, the Company had 20,197,208 and 19,351,140 shares, respectively, of common stock issued and outstanding.

On January 30, 2026, the Company launched a Regulation A Tier 2 offering through StartEngine targeting gross proceeds of approximately $21,000,000. Through June 30, 2026, investors had subscribed for 690,740 shares under that offering. In addition, the Company issued 155,328 shares in private placements for total common stock issued during the period of 846,068 shares. Aggregate gross proceeds from all common stock issued during the period were $10,447,555, of which $509,693 was withheld by the platform as a deposit hold, presented as subscriptions receivable within shareholders' equity. Offering costs of $3,266,928, comprising platform commissions, payment processing fees and other costs of these offerings, were recorded as a reduction of additional paid-in capital.

NOTE 7 – STOCK-BASED COMPENSATION

The Company maintains two stock incentive plans: the 2019 Stock Incentive Plan and the 2021 Stock Incentive Plan, which provide for the issuance of incentive stock options (ISOs), nonqualified stock options (NSOs), restricted stock awards (RSAs), and restricted stock units (RSUs) to employees, directors, and consultants of the Company.

During the six months ended June 30, 2026, the Company granted 928,000 RSUs under the 2021 Plan and no units under the 2019 Plan. All restricted stock units require both a service-based condition and a performance-based condition. As the performance condition was not considered probable as of June 30, 2026, no stock-based compensation expense was recognized for RSUs during the six months ended June 30, 2026 or June 30, 2025.

Unrecognized compensation cost related to RSUs totaled approximately $46,331,107 at June 30, 2026 and $33,724,822 at December 31, 2025, respectively. Because vesting of all RSUs is contingent on a performance condition that was not considered probable at either date, no compensation cost has been recognized and a weighted-average period over which the unrecognized cost is expected to be recognized cannot be determined. The unrecognized cost will begin to be recognized in the period in which the performance condition becomes probable of achievement.

No compensation expense was recognized for stock options during the six months ended June 30, 2026. During 2025, all remaining warrants expired unexercised, and no warrants were outstanding as of December 31, 2025. During the six months ended June 30, 2026, the Company issued a warrant to purchase 16,020 shares of common stock at an exercise price of $0.01 per share to a consultant, in connection with a consulting services agreement. The warrant had a grant-date fair value of $240,197 and vests in six equal monthly tranches, of which three had vested at June 30, 2026. The Company recognized $120,099 of stock-based compensation expense related to this warrant during the six months ended June 30, 2026, and $120,099 of cost remained unrecognized at that date, which is expected to be recognized through September 30, 2026.

NOTE 8 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, prepaid expenses and other current assets, accounts payable, and other current liabilities approximate fair value due to their short maturities.

The Company had no financial instruments measured at fair value on a recurring basis as of June 30, 2026 or December 31, 2025. In prior periods, the Company recorded a compound derivative liability related to convertible notes; this liability was derecognized in 2024 upon conversion, and no derivative liability was outstanding at either date.

There were no transfers between levels of the fair-value hierarchy and no non-recurring fair value measurements during the six months ended June 30, 2026.

NOTE 9 – INCOME TAXES

The Company accounts for income taxes under ASC 740. The Company incurred losses for the six months ended June 30, 2026 and 2025. Accordingly, no current income tax provision was recorded for either period.

Deferred Tax Assets and Liabilities

As disclosed in the annual financial statements, the Company had approximately $24.4 million of federal and state net operating loss carryforwards at December 31, 2025; there has been no change in management’s conclusion regarding the valuation allowance during the six months ended June 30, 2026.

As disclosed in the annual financial statements, unrecognized tax benefits were approximately $109,400 at December 31, 2025, primarily related to research and development credits. Because the Company maintains a full valuation allowance against its deferred tax assets, unrecognized tax benefits have no effect on the Company's financial position or results of operations for the interim period.

The Company files U.S. federal and state income tax returns. Returns remain open to examination for at least three years from the filing date. The Company had no other material uncertain tax positions as of June 30, 2026.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

On June 22, 2026, the Company entered into an agreement with DealMaker Securities LLC and its affiliates to act as broker of record for a planned Regulation A+ offering of up to $50,000,000. The Company will pay monthly platform and advisory fees of $15,000 beginning October 1, 2026 and a cash commission of 4.5% of offering proceeds, subject to a maximum of $3,189,750 of aggregate underwriting compensation if the offering is fully subscribed. Under a separate introducer agreement entered into in June 2026, the Company paid a fixed fee of $33,520 and will pay a success fee of 3% of proceeds received from investors introduced under that agreement. Advances of $33,750 under the DealMaker agreement and the $33,520 introducer fee together comprise the $67,270 of deferred offering costs included in prepaid expenses and other current assets at June 30, 2026.

In April 2026, the Company engaged an exclusive financial advisor in connection with a potential sale of its Neurpac business and paid a non-refundable retainer of $75,000, included in prepaid expenses and other current assets at June 30, 2026. A success fee of at least $1,000,000 would become payable if a transaction is completed, including a qualifying transaction completed within twelve months following termination of the engagement. No liability has been recorded because a transaction is not considered probable and the amount is not reasonably estimable.

No other material changes to commitments or contingencies occurred during the six months ended June 30, 2026 compared with those disclosed at December 31, 2025.

NOTE 11 – RELATED PARTY TRANSACTIONS

The Company has or will provide compensation to the shareholder-employees per the Company’s employment policies.

During 2020 and 2022, the Company issued non-convertible promissory notes to a related-party investor and common shareholder. The outstanding principal was $450,000 as of June 30, 2026 and December 31, 2025, and accrued interest totaled approximately $116,781 and $105,623 as of those dates. The notes bear simple interest at 5% per annum and are due in 2027.

Additionally, three shareholders and/or directors were both common shareholders as well as holders of convertible notes. All related-party convertible notes with an aggregate principal of $258,500 were converted to common stock during 2024, and no additional notes were issued during the six months ended June 30, 2026. These notes relate to original founders and investors of the Company, with Note conversion terms consistent with those of other investors.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates although some (but not all) of the convertible notes held by related parties were acquired in a public offering pari passu with other convertible note holders.

NOTE 12 – SUBSEQUENT EVENTS

Management has evaluated subsequent events from June 30, 2026, the date of these financial statements, through September 28, 2026, which represents the date the financial statements were available for issuance. The Company concluded that no events have occurred that would require recognition or disclosure in the financial statements, except as described below.

Regulation A Tier 2 Offering

On January 30, 2026, the Company launched a Regulation A Tier 2 equity offering targeting total gross proceeds of approximately $21,000,000 through StartEngine. The offering closed on September 17, 2026. As of the close, preliminary cumulative gross proceeds under the offering totaled $15,199,035 and 1,162,402 shares of common stock were issued, of which $13,461,649 had been disbursed to the Company.

Item 4.

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Title of Document	Form	File No.	Exhibit	Filing Date	Filed Herewith
2.1	Certificate of Incorporation, as amended	1-A	024-12417	2.1	July 19, 2024	No.
2.2	Certificate of Amendment to Certificate of Incorporation	1-SA	24R-00963	2.2	October 28, 2025	No.
2.3	Bylaws	1-A	024-12417	2.3	July 19, 2024	No.
3.1	Stockholder Agreement	1-A	024-12700	3.1	January 07, 2026	No.
6.1	DoD Agreement I#	1-A	024-12417	6.1	July 19, 2024
6.2	DoD Agreement I Amendment No. 1#	1-SA		6.2	September 28, 2026	Yes.
6.3	DoD Agreement I Amendment No. 2#	1-SA		6.3	September 28, 2026	Yes.
6.4	DoD Agreement II#	1-A	024-12417	6.2	July 19, 2024	No.
6.5	2021 Employee Stock Option Plan	1-A	024-12417	6.3	July 19, 2024	No.
6.6	Employment Agreement Charles Yeomans	1-A	024-12417	6.4	July 19, 2024	No.
6.7	MOU with Imarsat (currently Viasat)	1-A	024-12417	6.5	July 19, 2024	No.
6.8	Form of Notice of Restricted Stock Unit Award	1-A	024-12417	6.6	July 19, 2024	No.
6.9	Form of Convertible Note Agreement	1-A	024-12417	6.7	July 19, 2024	No.
6.10	Form of Promissory Note Agreement	1-K	24R-00963	6.8	September 5, 2025	No.

# Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Moraga, State of California, on September 28, 2026.

AtomBeam Technologies Inc.

By	/s/ Charles Yeomans
Charles Yeomans, Co-Founder, Chairman and Chief Executive Officer of AtomBeam Technologies Inc.
Date: September 28, 2026

This report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Charles Yeomans
Charles Yeomans
Chief Executive Officer,
Date: September 28, 2026

/s/ Rajiv Bhagat
Rajiv Bhagat
Chief Financial Officer and Chief Accounting Officer
Date: September 28, 2026